SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        busybox.com, inc.
                        (Name of Issuer)


                      Class A Common Stock
                 (Title of Class and Securities)


                           123335 10 1
              (CUSIP Number of Class of Securities)


                        VideoState, Inc.
                       50 West Main Street
                       Ventura, CA  93001
                         (805) 653-2638
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        February 26, 2001
    (Date of Event, Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition, which is the subject of this Schedule, 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box: [  ]

Check the following box if a fee is being paid with this
Statement: [  ]


                 (continued on following pages)

                       Page 1 of 12 pages

(1)  NAME OF REPORTING PERSON
          VideoState, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)
(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
     N/A

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    :         0
                    :  (7) SOLE VOTING POWER
                    :
                    :         2,500,000
                    :  (8) SHARED VOTING POWER
Number Of Shares    :
Beneficially Owned  :         0
By Each Reporting   :  (9) SOLE DISPOSITIVE POWER
Person With         :
                    :         0
                    : (10) SHARED DISPOSITIVE POWER
                    :

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:        2,500,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                           [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.7%

(14) TYPE OF REPORTING PERSON
          CO

(1)  NAME OF REPORTING PERSON
          Convergence Holdings PLC

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)  [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     N/A

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Great Britain

                    :         0
                    :  (7) SOLE VOTING POWER
                    :
                    :         2,500,000
                    :  (8) SHARED VOTING POWER
Number Of Shares    :
Beneficially Owned  :         0
By Each Reporting   :  (9) SOLE DISPOSITIVE POWER
Person With         :
                    :         0
                    :  (10) SHARED DISPOSITIVE POWER
                    :

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:        2,500,000


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

     EXCLUDES CERTAIN SHARES
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.7%

(14) TYPE OF REPORTING PERSON

          HC

                            PREAMBLE

Item 1.   Security and Issuer.

          The class of equity security to which this statement on form Schedule 13D relates is the Class A common stock
("Securities") of busybox.com, inc. (the "Issuer"), a Delaware corporation, with principal offices located at 15113 Sunset
Boulevard, Suite 1, Pacific Palisades, California 90272.

Item 2.   Identity and Background.

          This statement is being filed by Convergence Holdings
PLC, a British Public Liability Company ("Convergence"), and
VideoState, Inc., a Delaware corporation ("VideoState"), hereafter referred to as the "Reporting Persons."

          Convergence controls VideoState through its 100% ownership of the shares of GlobalState Holdings Limited, which owns 100% of the shares of ImageState Limited, which owns 100% of the common stock of VideoState.

          Convergence and VideoState and their affiliates are principally engaged in the business of providing digital content to the professional user both off and on-line.

          Convergence's business address is 124 Sloane Street,
London SW1X 9BW.  VideoState's business address is 50 West Main
Street, Ventura, California 93001.

          For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I and Schedule II hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          See Item 4.

Item 4.   Purpose of Transaction.

          VideoState and Issuer have entered into that certain option agreement dated February 17, 2001 (the "Option Agreement") pursuant to which VideoState has the option to acquire all or substantially all of Issuer's assets for $3.8 million in cash and securities (the "Transaction"). In connection with the Option Agreement, VideoState entered into a separate agreement (the "Stockholders Agreement") with certain of Issuer's stockholders (the "Principal Holders") pursuant to which if VideoState exercises it option under the Option Agreement and subsequently negotiates a definitive asset purchase agreement, upon Issuer's board of directors submitting the Transaction to its stockholders for approval, each Principal Holder who becomes a party to the Stockholders Agreement will vote his or her respective shares of Issuer's Securities in favor of the Transaction. Each of the Reporting Persons do not have a proxy to vote any of the Securities reported for it and acquired beneficial ownership of such Securities only pursuant to the Stockholders Agreement whereby the Principal Holders have agreed to vote their shares for the Transaction if Issuer's board of directors approves the Transaction and submits it to the stockholders for approval.

          Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5:   Interest in Securities of the Issuer.

          (a)  The aggregate number of Securities to which this
Schedule 13D relates is 2,500,000 shares, representing 28.7% of the outstanding 8,710,000 shares of the Issuer's Class A common stock.

          Convergence may be deemed to have beneficial ownership of the Securities beneficially owned by VideoState. The remaining Covered Persons disclaim beneficial ownership of the Securities.

          (b) Each of the Reporting Persons has the shared power to the vote the Securities reported for it only pursuant to the Stockholders Agreement whereby the Principal Holders have agreed to vote their shares for the Transaction if Issuer's board of directors approves the Transaction and submits it to the stockholders for approval. None of the Reporting Persons has a proxy to vote any of Issuer's Securities. The remaining Covered Persons disclaim beneficial ownership of the Securities.

          (c) The only transaction in the securities that was effected during the last 60 days is discussed above in Item 4 and incorporated herein by reference.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Except as described in Item 4, neither Convergence or any of its affiliates nor VideoState or any of his affiliates, nor, to the best knowledge of Convergence or VideoState, any of the persons named on Schedule I or Schedule II hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          1.   Filed herewith as Exhibit B is the Stockholders
     Agreement.

          2. In lieu of filing herewith, the Option Agreement is hereby incorporated by reference as an exhibit to this
     Schedule 13D from Exhibit 99.2 of the Issuer's Current

     Report on Form 8-K (Commission File No. 001-15853) filed with the Securities and Exchange Commission on February 23,
     2001.

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2001


                              Convergence Holdings PLC


                              By:  /s/ Sheldon Marshall
                                  ------------------------
                                   Sheldon Marshall
                                   Chief Operating Officer



                              VideoState, Inc.


                              By:  /s/ Sheldon Marshall
                                  -----------------------
                                   Sheldon Marshall
                                   President

                                                     Schedule I


              Information with Respect to Executive
       Officers and Directors of Convergence Holdings PLC

          The following sets forth as to each of the executive officers and directors of Convergence: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Convergence, the business address of each of which is 124 Sloane Street, London SW1X 9BW, and each such individual identified below is a citizen of Great Britain. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Executive Officers
------------------
Mike Luckwell                      Chairman

Michael Cornish                    Chief Executive Officer

Sheldon Marshall                   Chief Operating Officer

Directors
---------
Mike Luckwell

Michael Cornish

Sheldon Marshall

John Beckwith
Chairman
Pacific Investments PLC
(investment company)
124 Sloane Street
London SW1X 9BW

Mark Johnson
Managing Director
Pacific Investments PLC
(investment company)
124 Sloane Street
London SW1X 9BW

                                                    Schedule II

              Information with Respect to Executive
           Officers and Directors of VideoState, Inc.

          The following sets forth as to each of the executive officers and directors of VideoState: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The business address of VideoState is 50 West Main Street, Ventura, California 93001. Each individual identified below is a citizen of Great Britain. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Executive Officers
------------------
Sheldon Marshall                   President
Chief Operating Officer
Convergence Holdings PLC
(digital content provider)
124 Sloane Street
London SW1X 9BW

Chris Adamson                      Chief Financial Officer and
Finance Director                   Secretary
GlobalState Limited
(digital content provider)
72 Charlotte Street
London W1P 1LR


Directors
---------
Sheldon Marshall


Chris Adamson

Chris Lewis
Technology Director
GlobalState Limited
(digital content provider)
72 Charlotte Street
London W1P 1LR

                                                      Exhibit A

                     JOINT FILING AGREEMENT
                     ----------------------

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it containing therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated:  March 8, 2001


                              Convergence Holdings PLC


                              By:  /s/ Sheldon Marshall
                                  ---------------------
                                  Sheldon Marshall
                                  Chief Operating Officer

                              VideoState, Inc.


                              By:  /s/ Sheldon Marshall
                                  ------------------------
                                   Sheldon Marshall
                                   President

                                                      Exhibit B

                            AGREEMENT

     This Agreement (this "Agreement") is entered into as of February 26, 2001 by and among VideoState, Inc., a Delaware corporation ("VideoState"), and each Principal Holder whose signature appears on the signature page attached hereto, each an individual with respect to the following.

     A. VideoState and busybox.com inc. ("BusyBox") have entered into that certain option agreement dated February 17, 2001 (the "Option Agreement") pursuant to which VideoState has the option to acquire all or substantially all of BusyBox's assets for $3.8 million in cash and securities (the "Transaction").

     B. Each of the Principal Holders is a stockholder of BusyBox.

     C. VideoState has requested that each Principal Holder agree to vote his or her shares in favor of the Transaction if VideoState exercises its option.

     The parties hereto agree as follows:

     Agreement to Vote in Favor of Transaction.  If
VideoState exercises it option under the Option Agreement and subsequently negotiates a definitive purchase agreement, upon BusyBox's board of directors submitting the Transaction to its stockholders for approval, each Principal Holder who becomes a party to this Agreement will vote his or her respective shares of BusyBox capital stock in favor of the Transaction.

     Effectiveness. This Agreement will be effective with respect to each Principal Holder upon execution and delivery of the Agreement by such Principal Holder.

     Confidentiality. Each Principal Holder agrees that to the extent that he or she is provided with any information regarding the Transaction that is not disclosed to the public, such Principal Holder will keep such information confidential and not disclose either the information or that such Principal Holder has been provided with such information.

     Counterparts. This Agreement may be executed in one or more counterparts and by different parties in separate counterparts.
All of such counterparts will constitute one and the same agreement.

     Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of California, without giving effect to conflict of laws provisions thereof.

          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.



                          VideoState, Inc.,
                          a Delaware corporation

                          /s/ Sheldon Marshall
                          --------------------
                          By: Sheldon Marshall, President


                          PRINCIPAL HOLDERS


                          /s/ Rosanne Esposito            3/6/01
                          --------------------            ------
                          Rosanne Esposito                Date

                          /s/ Todd Carter                 3/6/01
                          --------------------            ------
                          Todd Carter                     Date

                          /s/ Jon M. Bloodworth           2/26/01
                          ---------------------           -------
                          Jon M. Bloodworth               Date

                          /s/ Robert S. Sherman           2/26/01
                          ---------------------           -------
                          Robert S. Sherman               Date